Exhibit (a)(1)(iv)
Subject: Confirmation of Receipt of Option Exchange Election
This email is to confirm receipt of the changes to your options through Arcutis Option Exchange Site. If you did not make these changes and believe you are receiving this email in error, please contact stockadmin@arcutis.com for further instructions.
The elections that have been made to your account on [Date of Confirmation] are as follows:
Grants you have chosen to exchange:
•Transaction #380: Grant Number 2020EIP-0017 with 3,000 outstanding options and an expiration date of 2/26/2030 was exchanged at a ratio of 3 to 1. Following completion of the tender offer, you will have 1,000 of these new RSUs.
•Transaction #381: Grant Number 2020EIP-0481 with 1,000 outstanding options and an expiration date of 3/3/2032 was exchanged at a ratio of 2 to 1. Following completion of the tender offer, you will have 900 of these new RSUs.
Grants you have chosen to not exchange:
•Grant Number: 2020EIP-0155 at a ratio of 3 to 1 was not elected to be exchanged.

If you have any questions regarding these changes, please contact stockadmin@arcutis.com referencing the transaction numbers listed above.
Your election(s) may be changed or withdrawn at any time before 8:59 p.m. Pacific Time on 2/12/2024, unless the Option Exchange Program is extended. You should direct questions about the Option Exchange Program or requests for assistance (including requests for additional or paper copies of the Option Exchange or any other documents relating to the Option Exchange Program) by email to stockadmin@arcutis.com.

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